Mutual Fund Series Trust

Amendment Number 3 to the Investment Company Services Agreement

This Amendment Number 3, dated August 31, 2011 to the Investment Company Services Agreement ("Agreement") dated December 1, 2010 between the Catalyst Funds (now known as Mutual Fund Series Trust), an Ohio Business Trust and Matrix 360 Administration LLC (“Matrix”), a Limited Liability Company duly organized under the laws of the State of Delaware, is adopted to provide the following:

Schedule B of the Agreement is hereby amended to provide for the addition of the:

Delux All Cap Stock Fund

All portions of the Agreement not specifically amended herein shall remain in full force and effect.

/s/ Jerry Szilagyi ____________

Jerry Szilagyi, Trustee

Mutual Fund Series Trust

/s/ Dave Ganley ______________

Dave Ganley, Managing Member

Matrix 360 Administration, LLC